
September 12, 2022

Xizhen Ye
Chief Executive Officer
Longwen Group Corp.
8275 South Eastern Avenue #200
Las Vegas, NV 89123

> **Re: Longwen Group Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed August 26, 2022**
> **File No. 000-11596**

Dear Mr. Ye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Amendment No. 2

Item 1: Description of Business
Organization and Corporate History, page 5

1.   We note your response to comment 1. Please also include the requested disclosure in the subsection Organization and Corporate History on page 6.

Summary of Significant Risks Related to Doing Business in China, page 8

2.   We note your addition of page numbers in response to comment 2 and re-issue in part. Please include cross-references to the specific risk or risks, rather than the Risk Factor sub-section title. As one example only, in the cross reference for the summary risk factor titled "*Approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange*," please include a cross reference to the specific risk factor titled "*If the Chinese government were to impose new requirements for approval from the*

PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless" on page 18 rather than to the sub-section titled "Risks Related to Doing Business in the People's Republic of China ("PRC")."

Transfer of Cash to and From Our Subsidiary, page 11

3. We reissue comment 3. While we note the inclusion of disclosure in the section titled "Transfer of Cash to and From Our Subsidiary", please also include this disclosure in the "Introductory Comment" section so that the disclosure is found in both locations.

General

4. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 505-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Barnett